Sempra Energy

488 8th Avenue

San Diego, California 92101

April 23, 2021

VIA EDGAR

Division of Corporation Finance

Office of Energy and Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sempra Energy

Registration Statement on Form S-4, as amended

Filed January 12, 2021

File No. 333-252030

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, Sempra Energy hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at, 9:00 a.m., prevailing Eastern Time, on April 26, 2021, or as soon as practicable thereafter.

Please contact Andrew Weisberg (andrew.weisberg@whitecase.com / telephone: (212) 819-8980) or Era Anagnosti (era.anagnosti@whitecase.com / telephone: (202) 637-6274) of White & Case LLP with any questions and please notify one or more of them when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

SEMPRA ENERGY

By:	/s/ Peter R. Wall
Name: Peter R. Wall
Title: Senior Vice President, Controller and Chief Accounting Officer

cc:	Andrew Weisberg, White & Case LLP

Era Anagnosti, White & Case LLP

[Signature Page to Acceleration Request]